Exhibit 99.1

Second Quarter 2016 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2016 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Second Quarter 2016 Report to Shareholders, including our unaudited interim financial statements for the period April 30, 2016, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the Second Quarter 2016 Report on the Investors Relations page of www.scotiabank.com.

Second Quarter Highlights on a reported basis (versus Q2, 2015)	Second Quarter Year to Date Highlights on a reported basis (versus YTD 2015)
• Net income of $1,584 million, compared to $1,797 million	• Net income of $3,398 million, compared to $3,523 million
• Earnings per share (diluted) of $1.23 compared to $1.42	• Earnings per share (diluted) of $2.66 compared to $2.77
• ROE of 12.1%, compared to 15.1%	• ROE of 13.0%, compared to 14.7%

Second Quarter Highlights adjusting for the restructuring charge[1] (versus Q2, 2015)	Second Quarter Year to Date Highlights adjusting for the restructuring charge[1] (versus YTD 2015)
• Net income of $1,862 million, compared to $1,797 million	• Net income of $3,676 million, compared to $3,523 million
• Earnings per share (diluted) of $1.46 compared to $1.42	• Earnings per share (diluted) of $2.89 compared to $2.77
• ROE of 14.4%, compared to 15.1%	• ROE of 14.1%, compared to 14.7%

TORONTO, ONTARIO – (Marketwired – May 31, 2016) – Scotiabank reported second quarter net income of $1,584 million compared to $1,797 million in the same period last year. Diluted earnings per share were $1.23, compared to $1.42 in the same period a year ago. Return on equity was 12.1% compared to 15.1% last year.

During the second quarter, the Bank recorded a restructuring charge of $278 million after tax ($378 million pre-tax). Adjusting for the restructuring charge, net income increased 4% to $1,862 million and diluted earnings per share rose 3% to $1.46 compared to last year. Return on equity was 14.4% compared to 15.1% a year ago.

"The strength of our results this quarter underscores the continued strong performance of both our Canadian Banking and International Banking businesses," said Brian Porter, President and CEO of Scotiabank. "Both businesses delivered solid asset and deposit growth and our strategy to deepen relationships with our customers has translated into growth. Partly offsetting our earnings growth were elevated loan losses in the energy sector, which are expected to decline beginning next quarter.

"Canadian Banking generated solid gains in both personal and commercial banking, which contributed to stronger operating results.  A consistent focus on improving our business mix led to very strong deposit growth which supported targeted growth in assets that produce attractive returns for our shareholders.

"International Banking delivered a third consecutive quarter of at least $500 million of earnings. Earnings increased 12% from last year notwithstanding an elevated level of loan losses that are expected to decline over the second half of this year. The Pacific Alliance countries of Mexico, Peru, Chile and Colombia continued to deliver robust loan and deposit growth, which we expect to continue and reinforces our enthusiasm about the longer term potential for these markets.

"Customer behaviours and preferences continue to evolve, and Scotiabank is driving a digital transformation across all customer touch points in order to deliver a consistently excellent customer experience. The Bank's investments to reduce structural costs, including this quarter's restructuring charge, will contribute to the digital transformation of the Bank. Combined, these efforts should result in notable improvements in our productivity.

"We are investing to better serve our customers and deliver long-term value to our shareholders. Our efforts are positioning us for continued growth and our team is working together to build an even better bank.

"The Bank's Common Equity Tier 1 capital ratio remains strong at 10.1%."

1 Refer to "Non-GAAP Measures" section.

Financial results

The 2016 second quarter results are presented below:

	For the three months ended			For the six months ended
	April 30	Jan 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2016	2016	2015	2016	2015
Net interest income	$3,518	$3,519	$3,198	$7,037	$6,367
Non-interest income	3,076	2,846	2,739	5,922	5,433
Total revenue	6,594	6,365	5,937	12,959	11,800
Provision for credit losses	752	539	448	1,291	911
Non-interest expenses	3,817	3,568	3,224	7,385	6,421
Income tax expense	441	444	468	885	945
Net income	$1,584	$1,814	$1,797	$3,398	$3,523
Net income attributable to non-controlling interest in subsidiaries	61	56	40	117	87
Net income attributable to equity holders of the Bank	$1,523	$1,758	$1,757	$3,281	$3,436
Preferred	34	28	30	62	60
Common	1,489	1,730	1,727	3,219	3,376
Earnings per common share (in dollars)
Basic	1.24	1.44	1.43	2.68	2.78
Diluted	1.23	1.43	1.42	2.66	2.77

Non-GAAP measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. These non-GAAP measures are used throughout this press release and are defined in the "Non-GAAP Measures" section of our Second Quarter 2016 Report to Shareholders.

Adjusting for the restructuring charge:

	For the three months ended April 30, 2016			For the six months ended April 30, 2016
	Reported	Restructuring charge	Adjusted	Reported	Restructuring charge	Adjusted
Net income ($ millions)	$1,584	$278	$1,862	$3,398	$278	$3,676
Diluted earnings per share	$1.23	$0.23	$1.46	$2.66	$0.23	$2.89
Return on equity	12.1%	2.3%	14.4%	13.0%	1.1%	14.1%

Business segment review
Canadian Banking
Canadian Banking reported net income attributable to equity holders of $977 million, an increase of $148 million or 18% over the same quarter last year. Adjusting for the gain on the sale of a non-core lease financing business ("the gain on sale"), net income increased $48 million or 6%. An increase in the net interest margin, solid growth from assets and deposits and the impact of the credit card portfolio acquired from JPMorgan Chase Bank ("the acquisition") were partially offset by increased non-interest expenses and provision for credit losses.

Net income attributable to equity holders increased $102 million or 12% over last quarter. Adjusting for the gain on sale, net income was in line with the previous quarter. Higher net interest margin and lower non-interest expenses were offset by the impact of the shorter quarter.

On a year-to-date basis, net income attributable to equity holders increased $208 million or 13%. Adjusting for the gain on sale, net income increased $108 million or 7%, due to higher net interest margin, solid growth from assets and deposits, the impact of the acquisition and higher non-interest revenues. The increase was partially offset by higher non-interest expenses and provision for credit losses.

International Banking

International Banking reported net income attributable to equity holders of $500 million, an increase of $53 million or 12% over the same quarter last year. Strong organic and acquisition-driven loan, deposit and fee growth, the favourable impact of foreign currency translation and good expense management delivering strong positive operating leverage were partially offset by higher provision for credit losses.

Net income attributable to equity holders was down 1% over last quarter, with strong loan and deposit growth in Latin America, contributions from recent acquisitions, higher securities gains and good expense management, more than offset by higher provision for credit losses.

On a year-to-date basis, net income attributable to equity holders was $1,005 million, an increase of $141 million or 16%, driven by strong loan, deposit and fee growth in Latin America, contributions from acquisitions, and good expense management delivering positive operating leverage, partly offset by higher provision for credit losses.

Global Banking and Markets
Net income attributable to equity holders was $323 million, a decrease of $126 million or 28% from the same quarter last year, driven mainly by a higher provision for credit losses, and to a lesser extent, by a lower contribution from equities.

Net income attributable to equity holders decreased by $43 million or 12% compared to last quarter. This was mainly due to higher provision for credit losses, the negative impact of foreign currency translation and, to a lesser extent, by a lower contribution from equities, which was partly offset by stronger results in investment banking and fixed income.

On a year-to-date basis, net income attributable to equity holders decreased $164 million or 19%. Stronger results in the commodities business and the positive impact of foreign currency translation were more than offset by higher provision for credit losses and lower results in capital markets.

Other
The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net loss attributable to equity holders was $277 million. Adjusting for the restructuring charge of $378 million ($278 million after tax), net income was $1 million compared to net income of $32 million in the same period last year. The positive impact of foreign currency translation and a higher net gain on investment securities were more than offset by lower contributions from asset/liability management activities and higher expenses. An increase in the collective allowance against performing loans was offset by lower post-retirement benefit costs of $62 million.

Net loss attributable to equity holders was $277 million. Adjusting for the restructuring charge, net income was $1 million compared to net income of $12 million last quarter. Lower net interest income and higher other expenses were partly offset by a higher net gain on investment securities. An increase in the collective allowance against performing loans was offset by the lower post-retirement benefit costs.

On a year-to-date basis, net loss attributable to equity holders was $265 million. Adjusting for the restructuring charge, net income was $13 million compared to net income of $75 million last year. The positive impact of foreign currency translation and a higher net gain on investment securities were more than offset by lower contributions from asset/liability management activities. An increase in the collective allowance against performing loans was offset by the lower post-retirement benefit costs.

Credit risk
The provision for credit losses was $752 million, up from $448 million in the same quarter last year. The increase was driven primarily by higher commercial provisions related to energy exposures in both Global Banking and Markets and International Banking. As well, International Banking increased provisions against a few commercial accounts in Puerto Rico. Canadian Banking retail provisions also increased, driven by growth in higher spread products. The Bank increased its collective allowance against performing loans by $50 million this quarter, primarily relating to the energy sector.

The provision for credit losses was up $213 million from $539 million last quarter driven by increases in International Banking, Global Banking and Markets, and the collective allowance against performing loans.

On a year-to-date basis, provision for credit losses increased $380 million to $1,291 million from $911 million primarily due to higher provisions related to energy exposures and the increase in collective allowance against performing loans.

Capital ratios
The Bank continues to maintain a strong capital position. As at April 30, 2016, the CET1, Tier 1, Total capital and Leverage ratios are well above Basel III all-in minimum requirements.

Forward-looking statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2015 Annual Report under the headings "Overview-Outlook," for Group Financial Performance "Outlook," for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank's credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank (See "Controls and Accounting Policies - Critical accounting estimates" in the Bank's 2015 Annual Report, as updated by this document); global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section starting on page 66 of the Bank's 2015 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 Annual Report under the heading "Overview-Outlook," as updated by this document; and for each business segment "Outlook". The "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Shareholder information

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. For more information on participation in the plan, please contact the transfer agent.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on May 31, 2016, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from May 31, 2016, to June 15, 2016, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 450190#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors: Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 775-0798 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com
Media:
Contact the Public, Corporate and Government Affairs Department
Scotia Plaza, 40 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-6806
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or
address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the
Bank's transfer agent:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:
Jake Lawrence Scotiabank Investor Relations (416) 866-5712	Heather Armstrong Scotiabank Public, Corporate and Government Affairs (416) 933-3250